February 20, 2018

TSX: SAM

Private Placement Arranged

Vancouver, B.C. ... Starcore International Mines Ltd. (the “Company”) announces it has approved a non-brokered private placement for gross proceeds of $125,000. The private placement will consist of 500,000 Units at a price of $0.25 per unit. Each unit is comprised of one common share of Starcore and one-half of one transferable common share purchase warrant, each whole warrant exercisable for a period of four years from the date of issue to purchase one common share of Starcore at a price of $0.30 per share.

The proceeds of the private placement will be added to working capital. The sole subscriber to the private placement is Salvador Garcia, a director of the Company and Starcore’s Chief Operating Officer.

The private placement is subject to Toronto Stock Exchange acceptance and required regulatory approvals. All of the securities issued pursuant to this offering will have a hold period expiring four months after the closing date.

About Starcore

Starcore is engaged in exploring, extracting and processing gold and silver through its wholly-owned subsidiary, Compañia Minera Peña de Bernal, S.A. de C.V., which owns the San Martin mine in Queretaro, Mexico. Through its wholly-owned subsidiary, Altiplano Goldsilver S.A. de C.V, Starcore also owns and operates the Altiplano concentrate processing facility for precious metals in Matehuala, Mexico. Starcore is a public reporting issuer on the Toronto Stock Exchange. Starcore is also engaged in owning, acquiring, exploiting, exploring and evaluating mineral properties, and either joint venturing or developing these properties further. Starcore has interests in properties located in Mexico, Canada and the United States. For more information concerning Starcore, see documents filed under its profile on SEDAR, or visit its website at www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Robert Eadie”
Robert Eadie, President & Chief Executive Officer

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FOR FURTHER INFORMATION PLEASE CONTACT:

ROBERT EADIE:
Telephone: (416) 640-1936

EVAN EADIE
Investor Relations
Telephone: (416) 640-1936
Toll Free: 1-866-602-4935

The Toronto Stock Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.